As filed with the Securities and Exchange Commission on May 17, 2006

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

TOTAL S.A.

(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

THE REPUBLIC OF FRANCE
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of Total S.A.	250,000,000 American Depositary Shares	$5.00	$12,500,000	$1,337.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-107311).

EMM-840235_3.DOC

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

EMM-840235_2.DOC

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt
(ii) The procedure for voting, if any, the deposited securities	Articles number 16, 17, 20, and 21
(iii) The collection and distribution of dividends	Articles number 3, 5, 11, 13, 14, 15, 19, 20 and 24
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 12, 16, 17, 18, 20, and 21
(v) The sale or exercise of rights	Articles number 12, 14, 15, 20, and 24
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 11, 15, and 16
(vii) Amendment, extension or termination of the deposit agreement	Articles number 23 and 24
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 17 and 18
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 25
(x) Limitation upon the liability of the depositary	Articles number 12, 14, 20, 21, and 24
3. Fees and Charges	Articles number 7, 11, 12, 23 and 24

Item - 2.

Available Information

Statement that Total S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission – and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Article number 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a(1).

Form of Amended and Restated Deposit Agreement, dated as of October 30, 1991, as amended and restated as of September 30, 1993, as further amended and restated as of May 6, 1999, as further amended and restated as of June 21, 1999, as further amended and restated as of August 7, 2003, among Total S.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1(1).

a(2).

Revised form of American Depositary Receipt – Filed herewith as Exhibit 1(2)

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5(1).

f.

Power of Attorney. – Filed herewith as Exhibit 5(2).

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 17, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Total S.A.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name: Joanne F. DiGiovanni

Title:  Vice President

Pursuant to the requirements of the Securities Act of 1933, Total S.A. has caused this  Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Paris, France on May 17, 2006.

Total S.A.

By: /s/ Charles Paris de Bollardière
Name:  Charles Paris de Bollardière

         Title:  Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 17, 2006.

Signature

Title

/s/ Thierry Desmarest* Thierry Desmarest	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Robert Castaigne* Robert Castaigne	Executive Vice President, Chief Financial Officer (Principal Financial Officer)
/s/ Dominique Bonsergent* Dominique Bonsergent	Chief Accounting Officer (Principal Accounting Officer)
___________________________ Daniel Boeuf	Director
___________________________ Daniel Bouton	Director
/s/ Bertrand Collomb* Bertrand Collomb	Director
___________________________ Paul Desmarais, Jr.	Director
/s/ Professor Bertrand Jacquillat* Professor Bertrand Jacquillat	Director
/s/ Antoine Jeancourt-Galignani* Antoine Jeancourt-Galignani	Director
/s/ Anne Lauvergeon* Anne Lauvergeon	Director
/s/ Peter Levene* Lord Peter Levene of Portsoken	Director
/s/ Maurice Lippens* Maurice Lippens	Director
___________________________ Christophe de Margerie	Director
___________________________ Michel Pébereau	Director
/s/ Thierry de Rudder* Thierry de Rudder	Director
___________________________ Serge Tchuruk	Director
/s/ Pierre Vaillaud* Pierre Vaillaud	Director
/s/ Robert O. Hammond* Robert O. Hammond	Authorized Representative in the United States
* By: /s/ Charles Paris de Bollardière Charles Paris de Bollardière Attorney in Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1(1)

Form of Amended and Restated Deposit Agreement, dated as of October 30, 1991, as amended and restated as of September 30, 1993, as further amended and restated as of May 6, 1999, as further amended and restated as of June 21, 1999, and as further amended and restated as of August 7, 2003, among Total S.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.

1(2)	Revised form of American Depositary Receipt
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5(1)	Certification under Rule 466.
5(2)	Power of Attorney.

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